[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR

May 19, 2025

Juan Grana

Katherine Bagley

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ralliant Corporation
Amendment No. 1 to
Registration Statement on Form 10-12B
Filed May 5, 2025
CIK No. 0002041385

Ladies and Gentlemen:

On behalf of our client, Ralliant Corporation (f/k/a NPTG Holdings Corporation) (the “Company”), currently a wholly owned subsidiary Fortive Corporation, this letter responds to the comments discussed with the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced Registration Statement on Form 10-12B. The Company is concurrently publicly filing an amendment to the Registration Statement on Form 10-12B (the “Form 10”) via EDGAR.

Pages 4-5 and 90 of the Form 10 have been revised to address the comments discussed with the Staff regarding the market size estimates and assumptions, and pages 9 and 158 of the Form 10 have been revised to address the comments discussed with the Staff regarding the description of the Company’s material indebtedness. In addition, to the extent the information is known, the Company has completed all blanks in the Form 10, and intends to file a final amendment completing all remaining blanks once the information for such blanks is confirmed.

If you have any questions regarding the Form 10 or need any hard copies of the submission, please contact the undersigned at (212) 403-1107 or AZPreiss@wlrk.com.

Sincerely,

/s/ Alison Z. Preiss

Alison Z. Preiss

cc:	Daniel Kim, Vice President, Associate General Counsel and Secretary, Fortive Corporation